Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi’an, Shaanxi 710068
People’s Republic of China

            October 27, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re: Bodisen Biotech, Inc.
Form 10-K for the year ended Dec. 31, 2009
File No. 000-31539

Ladies and Gentlemen:

Bodisen Biotech, Inc. (the “Company”) is filing amendments to the above captioned filing in response to questions raised by the Staff of the Commission in its letter of comments dated June 3, 2010.  Set forth below is the Company’s responses to comments.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2009

Risk Factors
We may require additional financing in the future... page 8

1.	Please revise your risk factor to accurately reflect the cash and cash equivalents as of Dec. 31, 2009, as it appears your disclosure does not match your balance sheet on page F-2.

Response:

We have updated the cash and cash equivalents on page 8 to agree with the balance on F-2. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“As of December 31, 2009, we had $4,824,135 of cash and cash equivalents.”

We sell many of our Product on credit.... page 10

2.
Please revise the account balances you have presented for December 31, 2009. They are not consistent with your historical financial statements (page F-2). The balances in the risk element directly below "Adverse weather conditions could reduce demand..." appear to be inaccurate as well. Please revise as appropriate.

Response:

We have updated the amounts in the above mentioned risk factor on page 10 to agree with the balances on F-2. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“As of December 31, 2009, we had accounts receivable, net of allowance for doubtful accounts, of $2,346,583 compared to $2,590,277 in 2008, advances to suppliers of $541,754 compared to $0 in 2008, and we had allowances for doubtful accounts of $2,196,072 compared to $4,199,030 in 2008. If an unexpected number of our suppliers and creditors continue to default in their obligations to us, it could have a material adverse effect on our liquidity.”

Management's Discussion and Analysis
Results of Operations, page 16

3.
We note that your operating results for the year ended Dec. 31, 2009, show a loss from operations of $(517,411), which is offset by non-operating net income. Please revise to provide a balanced and clarified discussion of your operating results by explaining your loss from operations in a separately captioned section,

Response:

We have added a caption in the MD&A, “Loss from operations,” to clarify our loss from operations and non-operating income. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“Loss from operating:

Based on the above we incurred loss from operations of $957,236 for the year ended December 31, 2009, a decrease of $6,136,414 or 86.5%, compared to $7,093,650 for the year ended December 31, 2008.  Our loss from operations was offset by non-operating income.  See discussions of non-operating income below.”

Revenue, page 16

4.
You state that your decline in revenues is attributable to the slowdown in the economy and you anticipate revenue will increase as the overall global economy increases. However; it appears that your sales are confined to companies within the People's Republic of China. Therefore, please revise your disclosure to explain how the global economy has impacted the results of your operations, and how you expect the global economy to impact your results going forward.

Response:

We have revised our disclosure to explain that our decrease in revenue is due to both the global and Chinese economy. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“The decrease in revenue is due to a 3% decrease in sales price and a 97% decrease in volume.  We anticipate that revenue will increase as both the global and Chinese economy increases.”

5.
We note that you attribute the decline in revenue in fiscal 2009 to lower sales volume and to lower sales prices. Where variances in line items are attributable to more than one factor, the impact of each individually significant factor should be quantified.

Response:

In the revenue section of the MD&A we have quantified the decrease in revenue due to volume and sales price. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“We generated revenue of $5,217,277 for the year ended December 31, 2009, a decrease of $2,395,450 or 31.5%, compared to $7,612,727 for the year ended December 31, 2008.  The decrease in revenue is primarily attributable to the overall slowdown in both the global and the Chinese economy.”

6.
In this regard, we further note that your inventory level has declined significantly compared to the prior year. Please expand your disclosure to explain the significant decline in your inventory level in the current year compared to the prior year. As appropriate, please also explain how you expect this decline to impact your revenues and operating results in future periods.

Response:

We have added a discussion on our inventory levels liquidity section of MD&A under Cash flows – operating. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“Cash Flows

Operating:

Cash provided by operating for the year ended December 31, 2009 was 79,511compared to $6,161,699 for the year ended December 31, 2008.  The decrease in the cash provided by operating activities is principally due to the changes in advances to suppliers.  For the year ended December 31, 2009, we had an increase in advances to suppliers of $541,422 compared to a decrease in advance to suppliers of 10,242,896 for the year ended December 31, 2008.  During the year ended December 31, 2009, the Company recorded bad debt recoveries of $469,246 compared to an increase in the allowance for bad debts of $4,780,347 for the year ended December 31, 2008. For the years ended December 31, 2009 and 2008, the Company had a decrease in deferred revenue of $1,175,304 and $6,693,334, respectively.  The other significant difference was the change in inventory.  During 2008, inventory increased $2,968,248 and during 2009, inventory decreased by $2,016,028.  During 2009, sales began to decrease significantly.  In response to this decline, we began reducing our purchases to reduce our inventory levels.  As the economy begins to strengthen, we expect to increase our inventory levels to meet the increased demand.”

Gross Profit, page 17

7.
Please quantify the large write-down of inventory that was charged to cost of inventory in fiscal 2008 and explain the specific reasons for the write-down. In addition, a reserve increase appears to have impacted gross profit margin by approximately 2 percentage points in fiscal 2009. Please describe and quantify that charge and its impact on gross profit margin as well.

Response:

We have expanded our discussion of gross profit to address the significant write down in 2008 and the impact of the small inventory reserve in 2009. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“We achieved a gross profit of $1,359,356 for the year ended December 31, 2009, an increase of $935,852 or 221%, compared to $423,504 for the year ended December 31, 2008.  The gross profit percentage was 26.1% and 5.6% for the years ended December 31, 2009 and 2008, respectively.  The increase in gross profit margin was primarily attributable to a large write down in inventory in 2008 that was charged to cost of revenue offset by to higher material costs and a decrease in the selling price for our products as mentioned above in 2009.   In 2008 we wrote down our inventory by approximately $1,625,000 due to obsolescence.  In 2009 we reserved approximately $76,000 as an inventory obsolescence reserve which decreased our gross profit by 1.7%.”

Operating Expenses, page 17

8.
In the most recent period, you had a 42.7% decrease in revenues, which you concluded was the cause of the 82.6% decline in operating expenses. This included a 94.1 % decrease in marketing expenses. As the decline in revenues, appears congruent top only a portion of the total decline in operating expenses, please revise your disclosure to explain whether or not you believe this level of operating expenses is indicative of future periods. Please clarify, and quantify if possible, the portion that may continue to increase or decrease in connection with a similar change in revenues.

Response:

We have expanded our disclosure on operating expenses to indicate where we expect them to be in future periods. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“We incurred net operating expenses of $2,316,592 for the year ended December 31, 2009, a decrease of $5,200,562 or 69.2%, compared to $7,517,154 for the year ended December 31, 2008.  The decrease in our operating expenses is primarily attributable to a decrease in our general cost of operations due to the reduction of our revenue during the past few years.  We have attempted to reduce our operating expense due to the reduction in revenue over the past few years.  We expect our operating expenses to remain at their current levels for the foreseeable future.

Selling expenses accounted for $151,756 of our operating expenses for the year ended December 31, 2009, a decrease of $2,406,640 or 94.1%, compared to $2,558,396 for the year ended December 31, 2008.  The decrease in our selling expenses is primarily attributable to a decrease in marketing costs principally related to advertising in trade publications.   General and administrative expenses accounted for $2,060,553 for the year ended December 31, 2009, a decrease of $1,910,826 or 48.1% compared to $3,971,379 for the year ended December 31, 2008. The decrease in general and administrative expenses is primarily related to a decrease in our general cost of operations due to the reduction of our revenue during the past few years, a reduction in personnel resulting in lower payroll costs and a write off of certain loan receivables.”

9.
Expand your disclosure to explain the exact nature of and reasons for the decrease in marketing costs. Describe how your marketing methods decreased and/or changed and describe the nature of the individual types of costs reduced or eliminated. Quantify the individually significant components of these decreases. In addition, please quantify the impact of the reduction of personnel on general and administrative costs. Finally, please more clearly describe and quantify the "write-off of certain loan receivables." Specifically, explain when and why the write-off occurred and how it resulted in a decrease in general and administrative costs. Clarify whether you are referring to the write-off of accounts receivable or some other receivable balance such as advances to suppliers or other receivables. If you are referring to receivables other than accounts receivable, describe the nature of the loans, identify the debtors and tell us when and why they were written-off.

Response:

We have expanded our disclosure to state the principal reason for the decrease in selling cost was due to a decrease in advertising in trade publication.  The write off in 2008 was related to certain loan receivables not accounts receivable. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“We incurred net operating expenses of $2,316,592 for the year ended December 31, 2009, a decrease of $5,200,562 or 69.2%, compared to $7,517,154 for the year ended December 31, 2008.  The decrease in our operating expenses is primarily attributable to a decrease in our general cost of operations due to the reduction of our revenue during the past few years.  We have attempted to reduce our operating expense due to the reduction in revenue over the past few years.  We expect our operating expenses to remain at their current levels for the foreseeable future.

Selling expenses accounted for $151,756 of our operating expenses for the year ended December 31, 2009, a decrease of $2,406,640 or 94.1%, compared to $2,558,396 for the year ended December 31, 2008.  The decrease in our selling expenses is primarily attributable to a decrease in marketing costs principally related to advertising in trade publications.   General and administrative expenses accounted for $2,060,553 for the year ended December 31, 2009, a decrease of $1,910,826 or 48.1% compared to $3,971,379 for the year ended December 31, 2008. The decrease in general and administrative expenses is primarily related to a decrease in our general cost of operations due to the reduction of our revenue during the past few years, a reduction in personnel resulting in lower payroll costs and a write off of certain loan receivables.”

Non Operating Income and Expenses page 17

10.
As non operating income had a significant effect on your current results, please revise your discussion to explain whether or not you expect these or other investments to have a similar impact on future results. In addition, please describe your investing strategy, including how your investing activities integrate with your business of selling fertilizers, pesticides and insecticides.

Response:

We have expanded our discussion of non-operating income to state that we do not believe these items will continue in the future. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“We had total non-operating income of $1,327,700 for the year ended December 31, 2009, an increase of $1,161,424 or 698.5%, compared to $166,276 for the year ended December 31, 2008.  Total non-operating income includes interest income of $2,939 for the year ended December 31, 2009 compared to $155,936 for year ended December 31, 2008.  The decrease in interest income is primarily attributable to less cash in the bank generating interest income.  Also included in non-operating income (expense) for the year ended December 31, 2009 is $842,145 related to the sale of two investments and $484,794 in equity income of another investment that we account for under the equity method.  We do not expect other income in the future to be such a large percentage of our net income.  The gain on the sale of two investments was a one-time event that we do not expect in the future.  Our equity investment dropped below 20%; therefore we will not be account for this investment on the equity method in the future.”

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

11.
Please advise your independent accountants that they must revise their report to reflect the names of the financial statements as those names are shown on pages F-2 through F-5. For example, the accountants report refers to the statements of income, equity and comprehensive income. However, the financial statement on page F-3 is entitled "Consolidated Statements of Operations and Other Comprehensive Income". Please ensure that each financial statement is appropriately referenced with the precise title in the independent accountants report.

Response:

The independent accountant’s report has been revised to reflect the proper financial statement names.

Consolidated Balance Sheets, page F-2

12.
Within the stockholders' equity section of your balance sheet, you have a balance for "Other comprehensive income". It appears this balance actually reflects accumulated other comprehensive income. Please revise accordingly, or advise, both hereon and on the statement of stockholders' equity on page F-4.

Response:

We have updated the captions on both F-2 and F-4 to read “Accumulated other comprehensive income”.

13.
As a related matter, please note that you are required to also disclose the individual balances of each classification within accumulated other comprehensive income in your financial statements. Please expand your disclosures in the manner described in ASC 220-10-55-15.

Response:

We have added a disclosure in Note 2 – Foreign Currency and Comprehensive Income to breaking out the types of OCI.

14.
In addition, in a supplemental response, please provide us with a schedule of activity in the unrealized gains on securities classification of other comprehensive income during fiscal 2009. The schedule should be presented at gross with each individually significant increase or decrease separately labeled and explained.

Response:

A schedule of activity for the unrealized gains is provided as Exhibit 1 attached hereto.

Note 2 -_Summary of Significant Accounting Policies
Revenue Reorganization, page F-9

15.
We have reviewed your related responses to date, including your response dated April 28, 2010 and Exhibit A thereto. In view of the relative significance of the quarterly adjustments to the allowance account subsequent to the $24 million allowance increase in the fourth quarter of fiscal 2007, we are unable to agree with your conclusion that you have demonstrated the sustained ability to estimate collectability. Given the period of time over which receivables are collectible and because of the terms Hof the sales transactions and the other conditions cited in our previous comments, we believe that your current revenue recognition policy is not in accordance with GAAP. Please restate your financial statements to utilize either the installment method or the cost recovery method in the manner described under ASC 605-10-25-4, This method should be utilized until you are clearly able to demonstrate that collectability is reasonably assured.

Response:

The Company restated the financial statements to reflect the cost recovery method for recognizing revenue.

16.
In this regard, please be advised that any change to your financial statements must be reflected throughout the document, including the notes to the financial statements and within your MD&A discussion.

Response:

The Company updated the Form 10-Q and Form 10-K including the notes to the financial statements and the MD&A discussion to reflect the cost recovery method for revenue recognition.

Foreign Currency Transactions and Comprehensive Income page F-10

17.
Your disclosure of currency translation gains appears to have some inconsistencies. First, the change in currency translation from 2008 to 2009 appears to be $527,965, calculated as the difference between the translation gain balances as of December 31, 2009 and 2008 as stated in this footnote. However, you disclose the change as $529,965. In addition, the 2009 currency translation gain of $529,965 that you disclose does not agree to the gain on currency translation of $10,745 shown on your statement of comprehensive income on F-3 or your statement of stockholders' equity on page F4. In this regard, we would expect the translation gain balances cited above to be consistent with the schedule of the individual balances of each classification within accumulated other comprehensive income as requested in our related comment above. Please revise and advise, as appropriate.

Response:

We have updated the footnote to properly reflect the correct balances for 2009.

Basic and Diluted Earnings Per Share. page F•10

18.	Based on the schedule presented on page F-13, it appears that 426,000 options were excluded as of December 31, 2009. Please revise or advise.

Response:

The average share price for the year was $0.24 and all options have an exercise price greater than $0.24; therefore, they were excluded from the dilutive calculation as required by GAAP.

19.
We note that you sold an interest in a local company for inventory valued at $378,789 in the second quarter of fiscal 2009. In your response, please quantify the portion of the obsolescence reserve, if any, that is associated with these inventory items. If some portion of the reserve does relate to the exchanged inventory items, please disclose this fact in your footnote and quantify the applicable portion of the reserve.

Response:

None of the inventory reserve is associated with the purchase of inventory.

Note 5— Marketable Security, page F-12

20.
You state that, after the acquisition of Jiali, you owned 18.8% of China Pediatric Pharmaceutical. Based upon the Form 10-K for December 31, 2009 filed by that registrant, it appears that you own 2,018,590 shares of stock or 24.3% of the company. Please tell us the reasons for this apparent discrepancy. We may have further comments upon review of your response.

Response:

At December 31, 2009, the Company’s equity ownership in China Pediatric Pharmaceuticals, Inc. (with Shaanxi Jiali as its acquired business), is 24.3% and on a diluted basis it is 18.68%.  On August 15, 2009, China Pediatric Pharmaceuticals, issued warrants to purchase 1,250,000 shares of common stock with an exercise price of $3.00 with piggyback warrants to purchase an additional 1,250,000 shares of common stock at $5.00.  As of December 31, 2009, the share price was $3.78 which would put 1,250,000 of the warrants “in the money”.  The Company believed that these warrants would be exercised in the near future based on the fact that China Pediatric Pharmaceuticals, Inc. would be effectuating a reverse merger.  Also, due to the reverse merger, the Company believed that their ownership percentage would continue to decline as additional shares would be issued.  This has been the case as evidenced in the S-/A filed on September 8, 2010 which includes the June 30, 2010 financial statements showing outstanding shares of 10,180,171 giving the Company a 19.83% ownership.  Additionally, the Company does not believe that it has the ability to influence the decision making at China Pediatric Pharmaceuticals, Inc. as it does not have a representative on the Board of Directors.  Therefore, the Company believes that the proper accounting treatment for the equity investment in China Pediatric Pharmaceuticals, Inc. is to record the investment as “available for sale” and fair value the investment each reporting period with the unrealized gain or loss being recorded through other comprehensive income. A schedule of activity and journal entries are provided as Exhibit 2.

21.
Please describe, and provide us with a copy of the specific accounting entries you recorded, by date, upon the purchase of Jiali by China Pediatric Pharmaceutical. Begin with the balance of the equity investment at the date of the change ($2,829,732) and illustrate how you arrived at an investment balance of $8,175,290 at the most recent balance sheet date.

Response:

The investee’s equity adjustments are not material and therefore we did not reflect them in other comprehensive income upon discontinuation of the equity method.

22.
Address, in your response, whether and how you accounted for your proportionate share of the investees equity adjustments for other comprehensive income upon discontinuation of the equity method, if applicable.

Response:

We have provided the information required under Rule 8-03 (b) (3) of Regulation S-X in Note 5.

23.	As the equity investment in Jiali was significant to operating results in fiscal 2009, please expand your disclosures to comply with the requirements of Rule 803 (b) (3) of Regulation S-X.

Response:

We have updated our disclosures for the appropriate years.

Item I4. Principal Accounting Fees and Services, page 28

24.
Refer to the first sentence of your narrative. Your disclosure states that you are presenting the aggregate accounting fees for the year ended December 31, 2008 and 2006. Please update this disclosure for the appropriate years.

Response:

We have updated our disclosures for the appropriate years. Please see our revised disclosure below, with the amendments underlined for your ease of reference:

“The aggregate fees billed for each of the fiscal years ended December 31, 2009 and 2008 for professional services rendered by the principal accountant for the audit our annual financial statements and review of the financial statements included our Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows”

General

25.	Please be advised that, as appropriate, all revisions resulting from the comments above should be also be reflected in an amendment to your Form 10-Q for the quarter ended Mar. 31, 2010.

Response:

We have made all necessary changes to our March 31, 2010 and June 30, 2010 Forms 10-Q on Forms 10-Q/A as filed on the date hereof.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the finding; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-87074957 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Bo Chen
Bo Chen
Chief Executive Officer

Exhibit 1

Summary
Unrealized Gain, December 31, 2008	$3,323,958
Additions	5,345,558	D
Subtractions	(3,323,958)	C
Unrealized Gain, December 31, 2009	$5,345,558
Additions	-
Subtractions	(1,130,410)	F
Unrealized Gain, March 31, 2010	$4,215,148

China Natural Gas - Detail
	December 31, 2008
Shares owned, China Natural Gas	2,063,768
Share price	$3.00
Value	$6,191,304
Cost Basis	$2,867,346
Accumulated unrealized Gain	$3,323,958	A

	Activity during 2009
Shares owned, China Natural Gas	1,031,884
Share price	$3.80
Value	$3,921,159
Cost Basis	$2,867,346
Accumulated unrealized Gain	$1,053,813	B

Increase (decrease) unrealized gain	$(2,270,145)	(B minus A)
Decrease in unrealized gain	$(1,053,813)
	(3,323,958)	C

China Pediatric Pharmaceutical - Detail

Shares owned	2,018,590
Share price at December 31, 2009	$4.05
Value of shares at 12/31/09	$8,175,290
Cost Basis	$2,829,732	*
Unrealized gain	$5,345,558	D

Shares owned	2,018,590
Share price at March 31, 2010	$3.49
Value of shares at March 31, 2010	$7,044,879
Cost Basis	$2,829,732	*
Accumulated Unrealized Gain	$4,215,147	E

Increase (decrease) unrealized gain	$(1,130,410)	F (E minus D)

* During the fourth quarter of 2009, our percentage owned of China Pediatric Pharmaceutical dropped to 18.8%.
As such, the Company will now account for the investment as an investment in marketable securities.
At the time of the decrease, the value based on the equity method was $2,829,732.

Exhibit 2

Beginning balance	3,291,264
Subtract write down	(987,860)
Translation adjustment	41,600
Balance, 12/31/08	2,345,004
Increase from Jiali net income	484,728
Balance, 09/30/09	2,829,732
Unrealized gain	5,345,558
Balance, 12/31/09	8,175,290
Unrealized loss	(1,130,410)
Balance, 03/31/2010	7,044,879

Journal Entry at inception - 2008
Investment in Jiali	3,291,264
Accounts Receivable		3,291,264
Exchange accounts receivable of $3,291,264 for 2,018,590 shares in Shanxi Jiali Pharmaceutical Co. LTD.

Journal entry at 12/31/08
Loss on Investment	(987,860)
Investment in Jiali		(987,860)
To write down investment at 12/31/08

Journal Entry at 09/30/09
Investment in Jiali	484,728
Investment revenue		484,728
To record income from equity investment

Journal Entry at 12/31/09
Investment in Jiali	5,345,558
Unrealized gain		5,345,558
To record investment in Jiali to market value

Journal Entry at 3/31/10
Investment in Jiali		1,130,410
Unrealized gain	1,130,410
To record investment in Jiali to market value